November 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (604) 521-4911

Mr. Abdul Ladha, Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway, Suite 200
Coquitlam, British Columbia   V3K-3T8

**RE: Ableauctions.com, Inc.
        File No. 001-15931
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
        September 30, 2007**

Dear Mr. Ladha:

        We have reviewed your response letter dated October 19, 2007 and have the
following comments.

        Where indicated, we think you should revise your documents in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with additional
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comment or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 2. Significant Accounting Policies

e) Marketable Securities

1.   We have read and considered your response to comment one relating to your presentation of trading securities in investment activities in the statements of cash flows, and your proposed amendment to the 2007 interim financial statements. Please amend your 2006 Form 10-KSB as well to address this issue.

Note 6 in Form 10-QSB for the quarter ended June 30, 2007 and Note 7 in Form 10-QSB for the quarter ended September 30, 2007

Investment in Joint Venture

2.   We have read and considered your response to comment eight. You indicate that you relied on the business scope exception in FIN 46R in your accounting for your investment in the referenced joint venture ("JV"). Please explain to us in detail how the JV meets each of the four conditions in paragraph 4.h. of FIN 46R for this scope exception. Also, if you conclude that the JV meets those conditions, explain how it meets the definition of a business in Appendix C of FIN 46R.

        As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant